White Mountains Insurance Group, Ltd.
Tender Offer Statement on Schedule TO
File No. 005-36786

August 26, 2011

Dear Ms. Kim:

White Mountains Insurance Group, Ltd. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (the “Amendment”) to its Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”).  This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter dated August 24, 2011 (the “Comment Letter”), relating to the Schedule TO.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Amendment of the requested disclosure or revised disclosure.  Where requested, supplemental information is provided.  Capitalized terms used but not defined in this letter shall have the meanings assigned to such terms in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO.

In addition to making the EDGAR filing, a hard copy of this letter along with a courtesy copy of the Amendment are being delivered to the Staff.

Offer to Purchase

Is the Offer Conditioned on the Closing of the Previously Announced Sale…, page iii

1.
A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the condition that you must not reasonably determine that a condition to the sale of the Esurance and Answer Financial businesses is unlikely to be satisfied since it is not apparent that shareholders will understand what unsatisfied sale conditions would “trigger” the condition, allowing you to abandon the offer.

The Company respectfully submits to the Staff that, as originally drafted, the disclosure in the Offer to Purchase, including the information incorporated therein by reference, did permit holders to understand the meaning of the conditions related to the sale of the Esurance and Answer Financial businesses.  The full text of the Stock Purchase Agreement, dated as of May 17, 2011, between White Mountains Holdings (Luxembourg) S.á r.l. and The Allstate Corporation (the “Purchase Agreement”) is publicly available as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 18, 2011.  That information is incorporated into the Offer to Purchase pursuant to “Section 9. Certain Information Concerning the Company” of the Offer to Purchase.  The conditions to the sale are set forth in Article VI of the Purchase Agreement.  The Company respectfully submits that shareholders may determine which unsatisfied sale conditions would trigger the condition by reviewing the Purchase Agreement.  However, in response to the Staff’s comment and for the convenience of shareholders, the Company has amended the Schedule TO by revising “Section 8. Conditions to the Offer” of the Offer to Purchase to include a list of conditions to the sale of the Esurance and Answer Financial businesses that would trigger the condition to the Offer (see Item 1 of the Amendment).

Forward-Looking Statements, page vii

2.
In future filings, please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to this offer.

In response to the Staff’s comment, the Company has amended the Schedule TO by revising page vii of the Offer to Purchase to omit references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934 (see Item 2 of the Amendment).

Acceptance for Payment and Payment for Shares, page 5

3.
We note that you do not expect to be able to announce the final results of any proration and commence payment until approximately five business days after the expiration date. Please tell us how you are complying with the prompt payment requirement of Rules 13e-4(f)(5) and 14e-1(c). Refer to the discussion of prompt payment in Section II.D. of SEC Release 34-43069.

The prompt payment provisions of Rule 13-4(f)(5) and Rule 14e-1(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) require that the Company pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer.  In construing the word “promptly” in this context, the court in Pryor v. United States Steel Corp., 591 F. Supp. 942 (S.D.N.Y. 1984) held that prompt payment for tendered shares is a question of fact to be determined in light of the facts and circumstances of the transaction and the customary practices of the financial community.  Furthermore, the Commission’s Release No. 34-43069, section II.D states that “promptly” may be determined by the practices of the financial community, including current settlement practices.

Computershare Trust Company, N.A., the depositary for the Offer, has advised the Company that five business days is a reasonable period of time for it to complete the review and calculation needed to determine the final proration factor for the Offer.  Assuming, as is likely, that some shareholders take advantage of the guaranteed delivery procedures provided by the Offer, the Depositary will not be able to determine the number of Shares validly tendered into the Offer until three business days after the Expiration Date.  The Depositary must then finalize the determination of the applicable Purchase Price and also complete the document review and calculations necessary to effectuate the odd lot procedure of the Offer before it can finalize the proration factor.  We respectfully submit that a two business day period to complete this review after the end of the period to deliver Certificates following the delivery of a Notice of Guaranteed Delivery is reasonably prompt under the facts and circumstances.  We believe this period is consistent with recent precedent transactions. See e.g., LMP Capital and Income Fund Inc. Tender Offer Statement on Schedule TO, filed on June 1, 2011; Credit Acceptance Corporation Tender Offer Statement on Schedule TO, filed on February 9, 2011.

We note that the disclosure in the Offer to Purchase sets forth the Company’s expectation as to the timing of the commencement of payment.  The Offer does not permit the Company to delay payment for five business days if the Depositary completes its review and calculation of the final proration factor earlier.  The Company will instruct the Depositary to complete its work as promptly as practicable and will commence payment as soon as the Depositary has done so.

Accordingly, the Company respectfully submits to the Staff that given the facts and circumstances specific to this transaction, the payment procedures for the Offer comply with Rules 13e-4(f)(5) and 14e-1(c) and the guidance in the Commission’s Release No. 34-43069, section II.D.

Determination of Validity, page 8

4.
Please explain to us the purpose of the language that your interpretation of the terms of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

In response to the Staff’s comment, the Company has amended the Schedule TO by revising “Section 2. Procedures for Tendering Shares—Determination of Validity” of the Offer to Purchase to include the following language: “Any determination by the Company as to the validity, form, eligibility and acceptance of Shares for payment, or any interpretation by the Company as to the terms and conditions of the Offer, is subject to applicable law and, if challenged by shareholders in a lawsuit, to the judgment of a court of competent jurisdiction” (see Item 3 of the Amendment).

Conditions to the Offer, page 17

5.
Please refer to disclosure relating to the offeror’s failure to exercise any of the rights described in the last paragraph under this section. This language implies that once a condition is triggered, the offeror must decide whether or not to assert it. Please note that when a condition is triggered and the offeror decides to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, the offeror may be required to extend the offer and redisseminate new disclosure to security holders. The offeror may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

The Company acknowledges the Staff’s position that the Company must expressly assert or expressly waive a triggered condition and confirms that if a triggering event occurs, the Company will either expressly assert or expressly waive such triggered condition.

6.
We note that you state that once the offer has expired, then all conditions other than those requiring necessary governmental approval, must have been satisfied or waived. Please revise to clarify that all conditions to the tender offer, other than those requiring necessary governmental approval to consummate the offer, must be satisfied or waived at or before the expiration of the offer.

The Company respectfully submits that the wording in the Offer to Purchase was intended to have the same substantive effect as the Staff’s comment.  However, for clarity, in response to the Staff’s comment, the Company has amended the Schedule TO to revise page 19 of the Offer to Purchase to reflect that the offer conditions must be satisfied or waived “at or before” the expiration of the tender offer (see Item 4 of the Amendment).

Exhibit 99(A)(1)(E)

7.
We note that in the instruction form you require security holders to represent that they have read the Offer. Please revise to omit the term “read” since it implies that security holders may waive their rights under the federal securities laws.

The Company believes that as a matter of contract law it is appropriate for tendering shareholders to acknowledge that he, she or it has read the Offer to Purchase.  The Company did not intend for this acknowledgment to constitute a waiver of such tendering shareholders’ rights under the federal securities laws.  However, in response to the Staff’s comment, the Company has amended the Schedule TO by revising the Instruction Form in the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to omit the acknowledgment that a tendering shareholder has read the Offer to Purchase (see Item 5 of the Amendment).

Company Acknowledgment

The Company has advised us that they acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 474-1548, or, in my absence, David E. Owen at (212) 474-1994, with any questions or comments you may have regarding the Schedule TO.

Very truly yours, /s/ Philip A. Gelston Philip A. Gelston, Esq.

Ms. Peggy Kim, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3628

BY FED EX

Copy with enclosures to:

Robert L. Seelig, Esq.
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, NH 03755-2053

BY FED EX

UNITED STATES   SECURITIES AND EXCHANGE COMMISSION   WASHINGTON, D.C. 20549-3628   DIVISION OF   CORPORATION FINANCE   August 24, 2011   Via E-Mail   Philip A. Gelston, Esq.   Cravath, Swaine & Moore LLP   825 Eighth Avenue   New York, NY 10019   Re: White Mountains Insurance Group, Ltd.   Amendment No. 1 to Schedule TO filed August 23, 2011   Schedule TO-I filed August 18, 2011   File No. 005-36786   Dear Mr. Gelston:   We have limited our review of the filing to those issues we have addressed in our   comments. In some of our comments, we may ask you to provide us with information so   we may better understand your disclosure.   Please respond to this letter by amending your filing, by providing the requested   information, or by advising us when you will provide the requested response. If you do not   believe our comments apply to your facts and circumstances or do not believe an   amendment is appropriate, please tell us why in your response.   After reviewing any amendment to your filing and the information you provide in   response to these comments, we may have additional comments.   Offer to Purchase   Is the Offer Conditioned On the Closing of the Previously Announced Sale…, page iii   1. A tender offer may be conditioned on a variety of events and circumstances,   provided that they are not within the direct or indirect control of the offeror, and   are drafted with sufficient specificity to allow for objective verification that the   conditions have been satisfied. Please revise the condition that you must not   reasonably determine that a condition to the sale of the Esurance and Answer   Financial businesses is unlikely to be satisfied since it is not apparent that   shareholders will understand what unsatisfied sale conditions would “trigger” the   condition, allowing you to abandon the offer.

Philip Gelston, Esq.   Cravath, Swaine & Moore LLP   August 24, 2011   Page 2   Forward-Looking Statements, page vii   2. In future filings, please revise to omit the reference to the Private Securities   Litigation Reform Act of 1995, since the safe harbor is not available for   statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C)   of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also   refrain from making further references to the PLSRA or its safe harbor provision   in any future press releases or other communications relating to this offer.   Acceptance for Payment and Payment for Shares, page 5   3. We note that you do not expect to be able to announce the final results of any   proration and commence payment until approximately five business days after the   expiration date. Please tell us how you are complying with the prompt payment   requirement of Rules 13e-4(f)(5) and 14e-1(c). Refer to the discussion of prompt   payment in Section II.D. of SEC Release 34-43069.   Determination of Validity, page8   4. Please explain to us the purpose of the language that your interpretation of the   terms of the offer will be final and binding. Please disclose that only a court of   competent jurisdiction can make a determination that will be final and binding   upon the parties. In addition, please disclose that security holders may challenge   your determinations.   Conditions to the Offer, page 17   5. Please refer to disclosure relating to the offeror’s failure to exercise any of the   rights described in the last paragraph under this section. This language implies   that once a condition is triggered, the offeror must decide whether or not to assert   it. Please note that when a condition is triggered and the offeror decides to   proceed with the offer anyway, the staff believes that this constitutes a waiver of   the triggered condition. Depending on the materiality of the waived condition and   the number of days remaining in the offer, the offeror may be required to extend   the offer and redisseminate new disclosure to security holders. The offeror may   not, as this language suggests, simply fail to assert a triggered condition and   effectively waive it without officially doing so. Please confirm your   understanding supplementally, or revise your disclosure.   6. We note that you state that once the offer has expired, then all conditions other   than those requiring necessary governmental approval, must have been satisfied   or waived. Please revise to clarify that all conditions to the tender offer, other   than those requiring necessary governmental approval to consummate the offer,   must be satisfied or waived at or before the expiration of the offer.

Philip Gelston, Esq.   Cravath, Swaine & Moore LLP   August 24, 2011   Page 3   Exhibit 99(A)(1)(E)   7. We note that in the instruction form you require security holders to represent that   they have read the Offer. Please revise to omit the term “read” since it implies   that security holders may waive their rights under the federal securities laws.   We urge all persons who are responsible for the accuracy and adequacy of the   disclosure in the filings to be certain that the filing includes the information the Securities   Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company   and its management are in possession of all facts relating to the disclosure, they are   responsible for the accuracy and adequacy of the disclosures they have made.   In responding to our comments, please provide a written statement from the   company acknowledging that:   ● the company is responsible for the adequacy and accuracy of the disclosure in the   filing;   ● staff comments or changes to disclosure in response to staff comments do not   foreclose the Commission from taking any action with respect to the filing; and   ● the company may not assert staff comments as a defense in any proceeding   initiated by the Commission or any person under the federal securities laws of the   United States.   Please direct any questions to me at (202) 551-3411. You may also contact me   via facsimile at (202) 772-9203. Please send all correspondence to us at the following   ZIP code: 20549-3628.   Sincerely,   /s/ Peggy Kim   Peggy Kim   Special Counsel   Office of Mergers & Acquisition